<Translation>

CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/english/investor/

News Release

June 27, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Changes in Director

Tokyo, Japan, June 27, 2006 — CYBIRD Co., Ltd. announced that the following change in its director (assumption of a new director) was planned subject to recognition and approval of the shareholders at the 8th Ordinary General Shareholders Meeting scheduled to convene on June 29, 2006.

1. Changes

Name	New Title	Old Title
Toshiaki Kawata	President and COO	President and COO

2. Date of Change
June 29, 2006

(End of document)



(Translation)

The following is an English translation of the "Notice of Resolution of the 8th Ordinary General Shareholders Meeting". CYBIRD provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

June 29, 2006

To : Shareholders

Kazutomo Robert Hori
Chairman and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi Minato-ku, Tokyo

Notice of Resolution of the 8th Ordinary General Shareholders Meeting

The following matters were reported on and resolved at the 8th Ordinary General Shareholders Meeting held today.

Matters reported:

1. The business report, consolidated balance sheet, consolidated profit and loss statement, balance sheet, and profit and loss statement for the 8th Term (April 1, 2005 to March 31, 2006)
2. The reports of the Independent Auditor and the Board of Corporate Auditors on the consolidated financial statements for the 8th Term (April 1, 2005 to March 31, 2006)

The above matters were reported on as described.

Agenda Items

Proposed Resolution No. 1 Approval of Appropriation of Retained Earnings for the 8th Term
Cash dividends of ¥167 per share were approved as proposed.

Proposed Resolution No. 2 Partial Amendments of the Articles of Incorporation
The additions to purpose of business, setting up a decision body for free distribution of subscription rights, the change in the term of office of directors, the change in the number of directors, the changes in the method of electing the president and his authority, the necessary changes to be made along with the enforcement of the Corporation Law as of May 1, 2006, and the necessary changes in the number of the articles were approved as proposed.

Proposed Resolution No. 3 Partial Amendments of the Articles of Incorporation in Connection with the Business Integration with JIMOS CO., LTD.
The changes in the Company's name and in the number of directors to be made on October 1, 2006 were approved as proposed.

Proposed Resolution No. 4 Approval of the Share Exchange Agreement with JIMOS CO., LTD.
The share exchange agreement between CYBIRD and JIMOS resulting in JIMOS becoming the wholly owned subsidiary of CYBIRD was approved as proposed.

Proposed Resolution No. 5 Approval of the Corporate Split Plan
The corporate split plan setting up a new company to succeed to the businesses of CYBIRD was approved as proposed.

Proposed Resolution No. 6 Election of 1 director
The resolution was approved as proposed, and Mr. Toshiaki Kawata was elected and appointed as a director.

(Translation)

Proposed Resolution No. 7	Election of 2 directors in connection with the business integration with JIMOS CO., LTD. The resolution was approved as proposed, and Mr. Yohei Hosoda and Mr. Mitsuhiro Kitabatake will be appointed directors effective October 1, 2006.
Proposed Resolution No. 8	Election of 2 auditors in connection with the business integration with JIMOS CO., LTD. The resolution was approved as proposed, and Mr. Takeshi Sato and Mr. Tomonobu Nishimura were appointed auditors.
Proposed Resolution No. 9	Election of independent certified public accountant The resolution was approved as proposed, and Ernst & Young ShinNihon was elected and appointed as independent certified public accountant.
Proposed Resolution No. 10	Authorization of the Board of Directors to Decide Items Regarding the Free Distribution of Subscription Rights in Accordance with the Introduction of a New Takeover Prevention Plan The introduction of an "early-warning" style takeover prevention plan was approved as proposed.

(End of document)